UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

NEUROMETRIX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

641255880

(CUSIP Number)

Ephraim Fields

c/o Echo Lake Capital

265 East 66th Street – 42nd Floor

NY, NY 10065

(917) 620-8421

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1. Names of Reporting Persons.
Ephraim Fields

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
140,024

8. Shared Voting Power
0

9. Sole Dispositive Power
140,024

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
140,024
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.3%*
14. Type of Reporting Person
IN

_____________________

*This calculation is based on the 1.5 million shares outstanding the Issuer stated on February 22, 2024 were outstanding as of December 31, 2023.

ITEM 1. SECURITY AND ISSUER

NeuroMetrix, Inc. Common Stock, $0.0001 par value per stock; Address: 4b Gill Street Woburn, MA 01801

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name;

Ephraim Fields (the “Reporting Person”)

(b)	Residence or business address;

c/o Echo Lake Capital

265 East 66th Street – 42nd Floor

NY, NY 10065

(c) Ephraim Fields is the founder of Echo Lake Capital, a value-oriented investment firm focused on U.S. equities. His principal occupation is investing;

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) Citizenship.

USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this Schedule 13D, Ephraim Fields had invested $433,151 (inclusive of brokerage commissions) to purchase 140,024 shares of Common Stock of the Issuer.

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ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person purchased the Common Stock based on the Reporting Person’s belief that the Common Stock, when purchased, were undervalued and did not adequately reflect the potential value of the Company’s underlying business and assets. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person encourages the Board to immediately implement a plan to liquidate the company and return the proceeds to shareholders. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns in the aggregate 140,024 shares of Common Stock, which represents approximately 9.3% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on the 1.5 million shares outstanding the Issuer stated on February 22, 2024 were outstanding as of December 31, 2023.

(b The Reporting Person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above;

(c) See attached Schedule B.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

a)	Letter issued to the Board of Directors.
b)	Transactions in Securities of the Issuer During the Past Sixty Days

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2024

Date

/s/ Ephraim Fields

Signature

Ephraim Fields

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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Schedule A

February 27, 2024

To the Board Of Directors:

As of December 31, 2023, NeuroMetrix had approximately $18.0 million of net cash and approximately 1.5 million shares outstanding, which equates to approximately $12.00 of net cash per share. Despite having all this net cash, plus assets that have some value and no significant liabilities, NURO’s stock trades at only $3.50 per share or at a 70% discount to its net cash.

We believe the stock’s dramatic undervaluation is largely attributable to the perception that you are not acting in the best interests of shareholders. Your incentives do not appear to be aligned with those of all shareholders because you personally own very few shares (despite your many years of service at the company and the generous compensation you have received).

We believe investors’ concerns about your motivations have been recently heightened because:

1)	You continue to permit NURO to issue shares via an ATM offering even though the stock is trading at a massive discount to its net cash and the company appears overcapitalized, not undercapitalized. We wonder why you think it is smart to issue equity at these prices?

2)	You initiated a strategic review process to “promote growth and maximize shareholder value.” To be clear, we have never, ever, seen such a dual mandate review process like the one you have initiated. We believe your primary fiduciary responsibility is to maximize shareholder (which can be accomplished in many ways including growing the company, shrinking the company or liquidating the company). Therefore, we are surprised that the review process is not limited to only maximizing shareholder value and that it also includes a mandate to “promote growth” (which may actually destroy shareholder value).

It is abundantly clear to us that it would be in shareholders’ best interests if you were to immediately liquidate the company. We see no reason for NURO to remain public because the company is too small, its products have questionable growth prospects, corporate overhead is ridiculously high and the investment community has little confidence in your ability and/or desire to create shareholder value. Liquidating the company today would return the greatest amount of capital to shareholders in the shortest amount of time while exposing shareholders to the least amount of risk.

We believe you may be tempted to merge NURO with another company; However, we believe that would be a terrible mistake because it would be highly risky and would return no capital to your long-suffering shareholders.

Considering how much money shareholders have lost under your leadership and how much money you have personally made while shareholders have suffered greatly, we doubt many shareholders would be supportive of NURO remaining public and making an acquisition. We believe shareholders would overwhelmingly support our suggestion to immediately liquidate the company and return all proceeds to shareholders.

We hope you will accept our advice and immediately announce a liquidation plan without us having to take additional public action. If you have any questions, please do not hesitate to contact us.

Sincerely,

Ephraim Fields

Echo Lake Capital

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Schedule B

Transactions in Securities of the Issuer During the Past Sixty Days

		Avg.
	Number of	Price per
Nature of Transaction	Shares	Share ($)	Date
Purchase of Common Stock	53,000	$2.88	2/22/2024
Purchase of Common Stock	31,800	$3.02	2/23/2024
Purchase of Common Stock	55,224	$3.35	2/26/2024

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